UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Regulus Therapeutics Inc.

File No. 333-183384 - CF#28563

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Regulus Therapeutics Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement confidentially submitted on June 22, 2012, as amended.

Based on representations by Regulus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through June 22, 2015
Exhibit 10.17	through June 22, 2015
Exhibit 10.18	through June 22, 2015
Exhibit 10.19	through June 22, 2015
Exhibit 10.20	through June 22, 2015
Exhibit 10.21	through June 22, 2015
Exhibit 10.22	through June 22, 2015
Exhibit 10.23	through June 22, 2015
Exhibit 10.24	through June 22, 2015
Exhibit 10.25	through June 22, 2015
Exhibit 10.27	through June 22, 2015
Exhibit 10.28	through June 22, 2015
Exhibit 10.29	through June 22, 2015
Exhibit 10.30	through June 22, 2015
Exhibit 10.31	through July 27, 2015
Exhibit 10.32	through July 27, 2015
Exhibit 10.35	through July 27, 2015
Exhibit 10.37	through August 17, 2015
Exhibit 10.39	through August 17, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director